Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest Charges	$83,545	$82,860	$91,318	$93,921	$105,622	$111,917
Interest applicable to rentals	6,492	5,768	5,350	4,539	5,109	4,512

Total fixed charges, as defined	90,037	88,628	96,668	98,460	110,731	116,429

Preferred dividends, as defined (a)	11,310	11,310	11,310	11,310	11,310	11,310

Combined fixed charges and preferred dividends, as defined	$101,347	$99,938	$107,978	$109,770	$122,041	$127,739

Earnings as defined:
Net Income	$164,891	$152,365	$161,948	$121,392	$74,272	$75,701
Add:
Provision for income taxes:
Total	132,765	94,806	91,787	83,629	40,541	46,615
Fixed charges as above	90,037	88,628	96,668	98,460	110,731	116,429

Total earnings, as defined	$387,693	$335,799	$350,403	$303,481	$225,544	$238,745

Ratio of earnings to fixed charges, as defined	4.31	3.79	3.62	3.08	2.04	2.05

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.83	3.36	3.25	2.76	1.85	1.87

_________________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.